19003231

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IASG Alternatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd., Suite 2270
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JonPaul Jonkheer — 312 561-3146
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, JonPaul Jonkheer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IASG Alternatives, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

DANIEL RIOS
Official Seal
Notary Public - State of Illinois
My Commission Expires Mar 6, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IASG Alternatives, LLC

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IASG Alternatives, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of IASG Alternatives, LLC, as of December 31, 2018, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of IASG Alternatives, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of IASG Alternatives, LLC's management. My responsibility is to express an opinion on IASG Alternatives, LLC's financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to IASG Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of IASG Alternatives, LLC's financial statements. The supplemental information is the responsibility of IASG Alternatives, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 14, 2019

IASG ALTERNATIVES, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	22,822
Fees receivables		6,030
Other assets		4,513
Total assets	$	31,365
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	94
Commissions payable		0
Total liabilities		94
Members' equity		31,271
Total liabilities and members' equity	$	31,365

See accompanying notes.

PUBLIC

IASG ALTERNATIVES, LLC

Statement of Operations

For the year ended December 31, 2018

Income		
Referral fees	$	70,807
Other income		492
Total income		71,299
Expenses		
Commissions		5,261
Professional fees		13,029
Regulatory fees		8,104
Insurance expense		71,500
Rent		3,579
Other operating expenses		1,173
Total expenses		102,646
Net income	$	**(31,347)**

See accompanying notes.

PUBLIC

IASG ALTERNATIVES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2018

Balance at beginning of year as previously reported	$	62,647
Net income		(31,347)
Balance at end of year	$	31,271

See accompanying notes.

PUBLIC

IASG ALTERNATIVES, LLC

Statement of Cash Flows

For the year ended December 31, 2018

Cash flows from operating activities:		
Net income	$	(31,347)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Fees receivables		13,629
Other assets		(4,514)
Increase in operating liabilities:		
Accounts payable and accrued expenses		(4,817)
Net cash provided by operating activities		(27,049)
Cash flows from financing activities		
Member contributions		0
Net decrease in cash		(27,049)
Cash at beginning of year		47,871
Cash at end of year	$	20,822

See accompanying notes.

PUBLIC

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2018

---

1. Organization and Business

IASG Alternatives, LLC (the "Company"), an Illinois limited liability company, was formed on February 27, 2015 and commenced operations as broker-dealer on November 12, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The broker-dealer operates primarily out of Illinois with another registered representative working out of Washington state. The Company's primary source of revenue is introducing high net worth individuals to private placements focused in liquid alternatives.

2. METHOD OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivables

Fees receivables are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full, therefore, there is no allowance for doubtful accounts at December 31, 2018.

Revenue Recognition

Revenue related to private placement offerings is recognized in the period the revenue is earned.

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to to supersede nearly all existing revenue recognition guidance under GAAP. The firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

Recent Accounting Pronouncements

In February 2016 the FASB issued new guidance regarding the accounting for leases. The FASB issued the update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The effective date for non-public companies is for fiscal years beginning after December 15, 2019. The Company is currently assessing the impact of adopting this guidance on its financial statements.

2. METHOD OF ACCOUNTING, continued

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is subject to income tax examinations by major taxing authorities during the three year period prior to the period covered by these financial statements. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transaction

The Company had a sublease agreement with Institutional Advisory Group, Inc. (IAGI), which is related through common ownership. The agreement expired on August 31, 2017 and the Company began renting from IAGI on a month-to-month basis. For the year ended December 31, 2018, rent expense was $3,579. There were no amounts due to IAGI as of December 31, 2018, and there are no future obligations related to this agreement.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of “aggregate indebtedness”, as defined.

At December 31, 2018, the Company had net capital and net capital requirements of $19,616 and $5,000, respectively.